NEW ULM TELECOM, INC.

27 North Minnesota Street

New Ulm, Minnesota 56073

October 4, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	New Ulm Telecom Inc.
Form 10-K for the year ended December 31, 2011
Filed on March 26, 2012
File No. 0-03024

Ladies and Gentlemen:

New Ulm Telecom, Inc. (the “Company”) has received your comment letter dated September 27, 2012 in regard to the above referenced filings. The Company’s response follows the comment included in your letter.

Form 10-K for the year ended December 31, 2011

Item 9A. Controls and Procedures, page 73

SEC Comment

1.	It appears to us that you have assessed the effectiveness of your internal control over financial reporting but you have not included management’s annual report on internal control over financial reporting. Please revise to provide a report of management on the registrant’s internal control over financial reporting that includes all the disclosures required by Item 308(a) and (c) Regulation S-K.

Further please refer to the third paragraph of this page and delete your reference to Item 308T since it is no longer applicable.

Company Response

The Company has amended its Form 10-K for the year ended December 31, 2011 by filing a Form 10K/A and replacing Item 9A Controls and Procedures in its entirety. The amended Item 9A includes a report of management on its internal control over financial reporting that includes all the disclosures required by Item 308(a) and (c) Regulation S-K. In addition, the Company has deleted its reference to Item 308T.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this correspondence addresses the foregoing comments. Should you have any questions regarding this correspondence, please contact me at 507-233-4172.

Very truly yours,

/s/ Curtis O. Kawlewski

Curtis O. Kawlewski

Chief Financial Officer

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